Exhibit (a)(1)(vii)

Central European Distribution Corporation Amends Proposed Plan of

Reorganization and Terminates 2013 Notes Exchange

WARSAW, POLAND – March 18, 2013 – Central European Distribution Corporation (NASDAQ: CEDC) announced today that CEDC has terminated its offer to exchange new common stock in CEDC for its outstanding 3.00% Senior Notes due 2013 (the “2013 Notes”), launched on February 25, 2013 and amended on March 8, 2013 (the “2013 Notes Exchange Offer”). CEDC will continue to solicit votes from the holders of the 2013 Notes on an amended pre-packaged chapter 11 plan of reorganization (the “Amended Plan”) that is included in a supplement (the “Supplement”) to the offering memorandum distributed by CEDC in respect of the exchange offers launched on February 25, 2013, as amended on March 8, 2013 (the “Offering Memorandum”).

The 2013 Notes Exchange Offer has been terminated in light of the agreement reached between Roust Trading Ltd. (“Roust Trading”), who holds approximately $102.6 million principal amount of the 2013 Notes, and other beneficial owners holding an aggregate of approximately $85.7 million in outstanding principal amount of the 2013 Notes (the “2013 Steering Committee”). After extensive discussion with representatives of Roust Trading and the 2013 Steering Committee and deliberation regarding CEDC’s alternatives, the CEDC Board of Directors resolved unanimously today to terminate the 2013 Notes Exchange Offer and proceed with a vote on the Amended Plan in support of the 2013 Notes Proposal as described below.

Under the terms of the Roust Trading agreement with the 2013 Steering Committee, as described in Roust Trading’s Form 13D/A filed with the United States Securities and Exchange Commission on March 14, 2013 (the “RTL 2013 Notes Proposal”), Roust Trading will make an offer to exchange, subject to certain conditions, 2013 Notes not held by Roust Trading – approximately $155.3 million principal amount of the 2013 Notes – for a pro rata share of an aggregate of $25 million in cash and an aggregate principal amount of $30 million secured notes to be issued by Roust Trading (the “RTL Exchange Offer”). Based on this proposal, holders of 2013 Notes participating in the RTL Exchange Offer would receive an estimated recovery of 35.4% of principal amount on the 2013 Notes.

Alternatively, under the Amended Plan, holders of 2013 Notes and Roust Trading’s $20 million aggregate principal amount of unsecured notes (together with the 2013 Notes, “Unsecured Notes”) will receive a pro rata share of $16.9 million in cash. Roust Trading and the 2013 Steering Committee have announced that they collectively hold approximately 73% of the outstanding principal amount of the 2013 Notes. Based on this proposal, if the Amended Plan is approved by the requisite amount of holders of Unsecured Notes, holders of 2013 Notes that do not participate in the RTL Exchange Offer would receive an estimated recovery of 6% of principal amount on the 2013 Notes.

The Supplement and Amended Plan also reflect the proposed restructuring of the 2016 Notes. The economic terms remain unchanged from those described in the Offering Memorandum. As announced earlier today, however, a new record date, consent deadline, and voting deadline have been set with respect to both the 2013 Notes and the 2016 Notes.

CEDC’s advisors will host a telephonic conference call on March 21, 2013 at 10:00 a.m. EST to further explain the solicitation and related mechanics and to respond to questions by holders of the 2013 Notes and the 2016 Notes. The U.S. telephone number for the conference call is +1 888-312-3051. The international telephone number for the conference call is +1-719-785-9449. The conference code is 4328703. The subject of the conference call will be strictly limited to an explanation of the tender, consent and voting requirements. No financial or other information will be shared on the call, and neither CEDC nor its representatives will take any position on the call whether holders of 2016 Notes should tender their notes pursuant to the exchange.

CEDC continues to believe that a successful restructuring will improve its financial strength and flexibility and enable it to focus on maximizing the value of its strong brands and market position. Any chapter 11 filing to implement the Amended Plan would be limited solely to CEDC and its US subsidiaries. None of CEDC’s Polish, Russian, Ukrainian or Hungarian operations would become the subject of any insolvency proceedings. The restructuring is expected to have no effect on CEDC’s operations in Poland, Russia, Hungary or Ukraine, all of which will continue doing business as usual. Obligations to all employees, vendors, and providers of credit support lines in Poland, Russia, Hungary and Ukraine will be honored in the ordinary course of business without interruption. CEDC believes that its subsidiaries in Poland, Russia, Hungary and Ukraine have sufficient cash and resources on hand to meet all such obligations.

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None of CEDC, CEDC Finance Corporation International, Inc., or the information and exchange agent makes any recommendation as to whether holders should tender their notes pursuant to the Exchange Offers. Each holder must make its own decision as to whether to tender its notes and, if so, the principal amount of the notes to be tendered.

This press release is for informational purposes only and is neither an offer to buy nor a solicitation of an offer to sell the notes or any other securities of CEDC.

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Media contact:

Sitrick And Company

Thomas Mulligan

thomas_mulligan@sitrick.com

+1 212 573 6100

Central European Distribution Corporation

Anna Zaluska

Corporate PR Manager

+48 22 456 6061